U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

Amendment No. 4 to

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Sprott Resource Lending Corp.

(Name of Issuer)

Sprott Resource Lending Corp.

Sprott Inc.

8520038 Canada Inc.

Peter Grosskopf

(Name of Person(s) Filing Statement)

Common Stock, Without Par Value

(Title of Class of Securities)

85207J100

(Cusip Number of Class of Securities)

Peter Grosskopf

Chief Executive Officer

Sprott Resource Lending Corp.

Royal Bank Plaza, South Tower

200 Bay Street, Suite 2750

Toronto, Ontario

Canada M5J 2J2

(416) 362-7172

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan Charles Cotter Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302 (303) 473-2700	Anthony Tu-Sekine Seward & Kissel LLP 901 K Street NW Washington, D.C. 20001 (202) 737-8833

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information circular subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information circular referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,098,934.25	$27,293.49(1)

(1)	Previously Paid

*	Calculated solely for the purpose of determining the filing fee, by multiplying (a) 137,999,265, the number of shares of common stock of Sprott Resource Lending Corp., a corporation existing under the Business Corporations Act (Ontario) (the “Company”), outstanding other than shares owned by Sprott Inc., a corporation existing under the Canada Business Corporations Act, by (b) $1.45 the average of the high and low price per share of the Company’s common stock reported on the New York Stock Exchange MKT on May 24, 2013.

**	Calculated by multiplying the Transaction Value above by 0.0001364 in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and the Fee Rate Advisory #1 for Fiscal Year 2013 issued August 31, 2012.

☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Filing Party: Not applicable.

Form or Registration No.: Not applicable.

Date Filed: Not applicable.

Introduction

This Amendment No. 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on May 31, 2013 and amended on June 19, 2013, June 24, 2013, and June 28, 2013 (the “Filing”) and is being filed by (i) Sprott Resource Lending Corp., a corporation existing under the Canada Business Corporations Act (the “Company”) and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction, (ii) Sprott Inc., a corporation existing under the Business Corporations Act (Ontario) (“Sprott”) and the parent corporation to 8520038 Canada Inc. (“Sprott Holdco”), (iii) Sprott Holdco, a corporation existing under the Canada Business Corporations Act and (iv) Peter Grosskopf, Chief Executive Officer of the Company and Sprott. This Amendment No. 4 and the Filing relate to an arrangement agreement, between the Company and Sprott, dated as of May 8, 2013 (the “Arrangement Agreement”) pursuant to which Sprott will acquire all the outstanding shares of capital stock of the Company not already owned by Sprott for a combination of 0.5 of a common share of Sprott (“Sprott Share”) and C$0.15 in cash for each share of Company common stock as set forth in the Arrangement Agreement. The arrangement contemplated by the Arrangement Agreement closed on July 24, 2013. As a result, the Company has become a wholly-owned subsidiary of Sprott.

The information contained in this Schedule and/or in the Information Circular with respect to the Company was supplied by the Company and with respect to each other filing person was supplied by such filing person.

This Amendment No. 4 is filed in satisfaction of the reporting requirements of Rule 13e-3(d) promulgated under the Securities Exchange Act of 1934, as amended, which requires a final amendment to the Schedule 13E-3 to be filed to report the results of the offer to purchase. Except as otherwise noted below, no changes have been made to the Filing. Items 1 through 15 of the Filing, which incorporate by reference the information contained in the amended and restated information circular of the Company dated June 26, 2013 are hereby amended as follows:

On July 18, 2013, over 98.8% of the Company’s common shares voted at the annual and special meeting of shareholders (the “Meeting”) voted in favor of the special resolution approving the Arrangement. In addition, 98.4% of the Company’s common shares held by minority shareholders of the Company voted in favor of the special resolution approving the Arrangement. Approximately 74.6% of the issued and outstanding Company common shares were represented at the Meeting. On July 19, 2013, a final order approving the Arrangement was granted by the Ontario Superior Court of Justice. On July 24, 2013, the Arrangement was completed and the Company became a wholly-owned subsidiary of Sprott.

ITEM	16. EXHIBITS.

(a)(1)	Amended and Restated Information Circular dated June 26, 2013*

(a)(2)	Form of Proxy*

(a)(3)	Voting Instruction Form for Non-Registered (Beneficial) Shareholders*

(a)(4)	Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.*

(a)(5)	Letter to Shareholders dated June 26, 2013*

(b)	Not applicable.

(c)(1)	Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Amended Information Circular

(c)(2)	Presentation Materials Prepared by Cormark Securities and dated April 25, 2013*

(c)(3)	Materials Presented by Cormark Securities to the Special Committee on May 8, 2013*

(d)(1)	Form of Voting and Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Amended Information Circular.

d(2)	Stock Option Plan incorporated herein by reference to Appendix K of the Amended Information Circular.

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Amended Information Circular

(g)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPROTT RESOURCE LENDING CORP.

By:	/s/ Narinder Nagra
Narinder Nagra
President and Chief Operating Officer

Dated: July 30, 2013

SPROTT INC.

By:	/s/ Steven Rostowsky
Steven Rostowsky
Chief Financial Officer

Dated: July 30, 2013

8520038 CANADA INC.

By:	/s/ Arthur Einav
Arthur Einav
Director and President

Dated: July 30, 2013

PETER GROSSKOPF

/s/ Peter Grosskopf
Peter Grosskopf

Dated: July 30, 2013

EXHIBIT INDEX

(a)(1)	Amended and Restated Information Circular dated June 26, 2013*

(a)(2) (a)(3) (a)(4)	Form of Proxy* Voting Instruction Form for Non-Registered (Beneficial) Shareholders* Letter of Transmittal with respect of Common Shares of Sprott Lending Resources Corp.*

(a)(5)	Letter to Shareholders dated June 26, 2013*

(b)	Not applicable.

(c)(1)	Fairness Opinion of Cormark Securities incorporated herein by reference to Appendix F to the Amended Information Circular

(c)(2)	Presentation Materials Prepared by Cormark Securities and dated April 25, 2013*

(c)(3)	Materials Presented by Cormark Securities to the Special Committee on May 8, 2013*

(d)(1) d(2)

Form of Voting and Support Agreement incorporated herein by reference to Schedule E of Appendix C of the Amended Information Circular.

Stock Option Plan incorporated herein by reference to Appendix K of the Amended Information Circular.

(f)	Dissent Rights of Shareholders incorporated herein by reference to the section entitled “Dissent Rights of Shareholders” in the Amended Information Circular

(g)	Not applicable.

*	Previously filed